LONMIN PLC
4 GROSVENOR PLACE, LONDON SW1X 7YL
TEL 020 7201 6000 FAX 020 7201 6100

02 NOV -5 AM 8:50

29 October 2002

02055886

LONMIN

Securities and Exchange Commission
Division of Corporate Finance
Washington DC
20549
USA

SUPPL

Dear Sirs

Rule 12g 3-2 Exception. Registration No. 82. 191 Lonmin Plc (formerly known as Lonrho Plc)

In accordance with rule 12g3-2(a)(2)(b)91)A(i)(ii) I enclose hereto copies of the Company's recent Press and News Releases' which has recently been distributed to its security holders.

Yours faithfully

Teresa Heritage
Assistant Company Secretary

dlw 11/14

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

PRESS RELEASES

Lonmin PLC - Directorate Change

RNS Number:9751C
Lonmin PLC
25 October 2002

25 OCTOBER 2002

The Board of Lonmin Plc announces the retirement on 26 October 2002 of Mr Peter Harper as a non-Executive Director and Deputy Chairman following completion of his third three-year term on the Board. The Board greatly appreciates the wise counsel that Mr Harper has provided since his appointment in 1993 and the invaluable service he has given especially to the Audit Committee and the Remuneration Committee.

This information is provided by RNS
The company news service from the London Stock Exchange
END
BOAPUGUWUUPPGCA
For more information and to contact AFX: www.afxnews.com and www.afxpress.com

News Release Issued By Lonmin Plc on Monday 28 October 2002

28 October 2002

LONMIN PLC

Sale of Zimbabwe Gold Assets

Lonmin Plc announces the completion of the sale of its gold mining interests in Zimbabwe to Pemberton International Investments Limited, a company in which Mr Mzi Khumalo is interested, for a cash sum of US$15.5 million.

The sale is in line with the Group's stated strategy to focus on platinum group metals. In completing the sale the Group acknowledges the efforts of the entire management team in Zimbabwe in the context of the recent difficult operating conditions.

Press enquiries:
Anthony Cardew, Cardew&Co.
+44 (0)20 7930 0777